P.E. 2/8/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the date of 8 February 2002

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 8th February 2002

By GARY KENNEDY

Gary Kennedy

Group Director, Finance, Risk, Enterprise Networks and e-Business.

Allied Irish Banks, p.l.c.

AIB Group
Investor Relations
Bankcentre
PO Box 452
Ballsbridge
Dublin 4

Telephone
+353-1-660311
Facsimile
+353-1-6412075

AIB

For Immediate Release **7 February 2002**

AIB BOARD STATEMENT

At a specially convened Board meeting of AIB Group, ("AIB") directors this evening received a report in relation to losses incurred by the Treasury operations at the Baltimore Headquarters of its US subsidiary Allfirst. The extent of the losses were confirmed at $750 million and the Board was updated on the progress of the ongoing investigation.

The Board has expressed its extreme disquiet that controls and supervision of the treasury operations in Allfirst had failed to uncover, at a far earlier stage, the fraudulent activities, which resulted in the losses sustained. While accepting that these fraudulent activities were complex and may well have involved collusion and conspiracy, the Board is determined that effective remedies be implemented as a matter of urgency.

Accordingly the Board has made the following decisions.

To approve comprehensive terms of reference for the investigation currently underway, which is charged with:

- Ascertaining the facts concerning the foreign exchange activities in the Treasury operations of Allfirst Bank which led to the loss referred to in the AIB Stock Exchange Announcement of 6 February 2002.
- Describing the policies and controls which applied to those operations during the period in which these activities took place.
- Reporting on the manner in which such policies and controls operated (or may have failed to operate) in relation to these activities.
- Making recommendations on any improvements which appear necessary or desirable to

the policies and controls.

The Board has instructed that the report be presented within 30 days. The Board has decided that it will appoint an eminent person with standing and expertise in the financial services industry. This person will be appointed by and report directly to the board on the adequacy and scope of the review and its findings.
The Board has also decided to centralise the management and control of all treasury activities throughout AIB Group in AIB Capital Markets in Dublin under the direction of Mr Nick Treble, Head of AIB Capital Markets Treasury who will report directly to Mr Colm Doherty, Head of AIB Capital Markets. In that context the Board has further decided to appoint an external expert to work with AIB Capital Markets management, to ensure that the centralisation process will be completed on a basis which will leave the Group with a control environment which meets the highest standards.

The Board reiterated AIB Group's declaration that its underlying performance and profitability has not been impaired and that its capital adequacy continues to be strong. They welcomed the confirmation by Moodys yesterday of the Group's AA rating

After the Board meeting AIB Group Chairman Lochlann Quinn stated

" Though this is a significant loss, customers and staff can be reassured that AIB remains strong. Our commitment and ability to develop the business for the benefit of all customers, shareholders and staff are undiminished".

- ENDS-

For further information contact

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353 1 641 3894